EXHIBIT 99.1

INNATE PHARMA PROPOSES TO ITS SHAREHOLDERS TO TRANSFORM ITS CORPORATE GOVERNANCE STRUCTURE INTO A BOARD OF DIRECTORS AND TO CHANGE ITS COMPOSITION

Marseille, France, April 16, 2025, 7:00 AM CEST

Innate to propose to its Annual General Meeting taking place on May 22, 2025, to move from an executive board/supervisory board corporate governance structure to a CEO/board of directors
Irina Staatz-Granzer, current Chairwoman of the Supervisory board would be appointed Chairwoman of the board of Directors
Jonathan Dickinson, current Chairman of the Executive board would be appointed Chief Executive Officer and named to the board of Directors
Two new members would join the board of Directors

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today announced it will propose to its Annual General Meeting taking place on May 22, 2025, to move from an executive board/supervisory board corporate governance structure to one with a CEO/board of directors. This transformation is part of the Company’s strategic plan to simplify and align its governance with international standards.

It will be proposed that shareholders appoint, as members of the board of Directors, the following individuals:

-    Mrs. Irina Staatz Granzer;
-    Mr. Jonathan Dickinson;
-    Mrs. Véronique Chabernaud;
-    Mrs. Pascale Boissel;
-    Bpifrance Participations, represented by Mr. Olivier Martinez;
-    Mrs. Sally Bennett;
-    Mr. Christian Itin; and
-    Mr. Marty J. Duvall.

Mr. Itin and Duvall would be new members as would be Mr. Dickinson, currently Chairman of the Executive board. The other directors are currently members of the Supervisory board.

If shareholders approve this governance change and the proposed board of Directors composition the future board of Directors would appoint Mrs. Irina Staatz-Granzer as its Chairwoman and Mr. Jonathan Dickinson as Chief Executive Officer during its first meeting after the Annual General Meeting.

If shareholders do not approve the governance change, it would be proposed to renew the mandate of, or appoint, depending on each case, the individuals listed above as members of the Supervisory board. Mrs. Irina Staatz-Granzer would remain its Chairwoman. The Executive board composition would remain unchanged, and Mr. Jonathan Dickinson would remain its Chairman.

As part of the proposed changes, two current Supervisory board members would not join the future board of Directors, Mr. Gilles Brisson and Mr. Jean-Yves Blay.

Mr. Hervé Brailly, co-founder of Innate Pharma, has made the considered decision not to seek re-appointment to the board of Directors.

“I am pleased that Innate is proposing transformation to a board of Directors structure, which will be submitted for shareholder approval. This step marks an important milestone in aligning our governance model with international standards and reflects our commitment to implementing investor feedback to ensure continued progress and adoption of best practices,” said Jonathan Dickinson, Chairman of the Executive board of Innate Pharma

“On behalf of the Supervisory board, I would like to extend my sincere thanks to Mr. Hervé Brailly, Mr. Gilles Brisson and Mr. Jean-Yves Blay for their dedication and valuable support throughout their tenure. In particular, Mr. Hervé Brailly has been instrumental in leading and supporting the company’s development since inception, and we are very grateful to him for his seasoned guidance and commitment,” commented Irina Staatz-Granzer, Chairwoman of the Supervisory board of Innate Pharma. “The evolution to a board of Directors marks not only a structural evolution, but also a renewed commitment to strong governance and long-term value creation. In this context, we are also pleased to propose the appointment of two new international members, each bringing deep and strong experience in the biotech and pharmaceutical industry. Their knowledge and perspective will be key assets as we enter this next chapter.”

Information about the new members to join the board of Directors

Mr. Marty J. Duvall

Global Builder of Companies and Brands in Oncology

Marty J. Duvall is an accomplished and passionate biotech executive based in the U.S., with over 35 years of experience building companies in the pharma and biotechnology industry, focused in specialty therapeutics.
Mr. Duvall’s big pharma experience includes global oncology leadership positions at Aventis and Merck. His biotech experience includes C-level contributions to company builds leading to value-creating transactions at MGI Pharma, Abraxis Bioscience, and ARIAD, where he worked to build a footprint across the US, Europe and Asia.
His CEO experience includes both public companies (Tocagen and Oncopeptides) as well as private companies (Angiex) and includes a successful IPO and follow-on financings under his leadership.
With an oncology focus over the last three decades, Marty J. Duvall has helped launch and drive many successful therapeutics that have benefited patients with a wide range of cancers, including breast, lung, prostate, gastric, head and neck, brain, melanoma, myelodysplastic syndrome, leukemia, and multiple myeloma.

Dr Christian Itin

CEO of Autolus

Christian Itin is a very seasoned biotechnology company leader with more than 25 years of industry experience. He currently serves as CEO of Autolus Therapeutics (Nasdaq: AUTL). He built Autolus into a fully integrated biopharmaceutical, company commercializing its first CART cell therapy product Aucatzyl® approved by the US FDA in November 2024.
Previously, Christian was President and Chief Executive Officer of Micromet Inc., a formerly Nasdaq-listed biopharmaceutical company acquired in March 2012 by Amgen, Inc. for USD 1.2 billion. Micromet developed the first T-cell engaging antibody Blincyto®, now standard of care for the treatment of B-cell acute leukaemia.
From 2016 to 2019 Christian was on the board of Kuros Biosciences (SIX: KURN) serving as chairman from 2016 to 2018. Prior to Kuros he served as executive chairman of Cytos Biotechnology Ltd from 2012 to 2016 until its merger with Kuros Biosurgery, forming Kuros Biosciences. Kuros developed and is commercializing MagnetOS™, a synthetic bone graft replacing bone allo-or xenografts. Christian also served as non-executive director on the board of Kymab, Ltd, a privately held UK company from 2012 until its acquisition by Sanofi in 2021 for a USD 1.1 billion upfront payment plus additional milestones.

He has a diploma in biology and holds a PhD in cell biology summa cum laude from the University of Basel, Switzerland and performed post-doctoral research at the Biocenter of Basel University and at Stanford University School of Medicine, CA, USA.

About Innate Pharma

Innate Pharma S.A. is a global, clinical-stage biotechnology company developing immunotherapies for cancer patients. Its innovative approach aims to harness the innate immune system through three therapeutic approaches: multi-specific NK Cell Engagers via its ANKET® (Antibody-based NK cell Engager Therapeutics) proprietary platform and Antibody Drug Conjugates (ADC) and monoclonal antibodies (mAbs).

Innate’s portfolio includes several ANKET® drug candidates to address multiple tumor types as well as IPH4502, a differentiated ADC in development in solid tumors. In addition, anti-KIR3DL2 mAb lacutamab is developed in advanced form of cutaneous T cell lymphomas and peripheral T cell lymphomas, and anti-NKG2A mAb monalizumab is developed with AstraZeneca in non-small cell lung cancer.

Innate Pharma is a trusted partner to biopharmaceutical companies such as Sanofi and AstraZeneca, as well as leading research institutions, to accelerate innovation, research and development for the benefit of patients.

Headquartered in Marseille, France with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com.

Follow us on LinkedIn and X.

Information about Innate Pharma shares

ISIN code FR0010331421
Ticker code Euronext: IPH Nasdaq: IPHA
LEI 9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors

This press release contains certain forward-looking statements, including those within the meaning of applicable securities laws, including the Private Securities Litigation Reform Act of 1995. The use of certain words, including “anticipate,” “believe,” “can,” “could,” “estimate,” “expect,” “may,” “might,” “potential,” “expect” “should,” “will,” or the negative of these and similar expressions, is intended to identify forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s reliance on third parties to manufacture its product candidates, the Company’s commercialization efforts and the Company’s continued ability to raise capital to fund its development. For an additional discussion of risks and uncertainties, which could cause the Company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public by the Company. References to the Company’s website and the AMF website are included for information only and the content contained therein, or that can be accessed through them, are not incorporated by reference into, and do not constitute a part of, this press release.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by the Company or any other person that the Company will achieve its objectives and plans in any specified time frame or at all. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

Contacts
For additional information, please contact:

Investors

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

Media Relations

NewCap

Arthur Rouillé
Tel.: +33 (0)1 44 71 00 15
innate@newcap.eu